Memorandum of Understanding

This Memorandum of Understanding (“MoU”) is between Social Investment Managers and Advisors llc, a Delaware limited liability company registered with company number 5783072 whose registered office is at 157 Columbus Avenue Suite 512, New York, NY 10023, (“SIMA”), and, Greenlight Planet Inc., a company incorporated and registered in the state of Delaware with company number 4618181 whose registered office is at 105, Michaux Road, Riverside, IL 60546 (“GLP”.)

A.General Understandings

1.The purpose of this MoU is to guide the parties respecting crowdlending campaigns on sowgoodinvestments.com in order to fundraise for and facilitate a $2 Million loan (“Loan”), sourced from US crowdlenders and provided to GLP.

2.SIMA is an SEC registered investment manager, and manages the SIMA Off-Grid Solar and Financial Access Senior Debt Fund I B.V. (“Fund I”), the SIMA Angaza Distributor Finance Fund B.V., the Energy Access Relief Fund B.V. and other impact investments. SIMA has a thorough knowledge of the off-grid solar sector as a whole with extensive experience in underwriting, disbursing and managing loans to off -grid solar companies from across the off-grid solar sector. SIMA also has a long-term business relationship with GLP, including through Fund I which has had loans outstanding to GLP for nearly four years. Accordingly, SIMA is well positioned to work with GLP to present the particular attributes (business and impact) of a loan to GLP as an attractive crowdlending impact investment opportunity. SIMA in any case agrees to seek GLP approval for disclosures of non-public information for marketing purposes.

3.SIMA also manages Sow Good Investments LLC www.sowgoodinvestments.com (“SowGood”) one of the first international impact investment crowdlending sites in the United States. SowGood is designed to conduct online and social media campaigns to attract US individual crowdlender investors, and facilitate loans to borrower companies which provide financial returns and report on social and environmental impact.

a.In terms of digital marketing and to help ensure successful crowdlending campaigns, SIMA has engaged Forward Progress Inc. www.forwardprogress.net a Chicago-based digital marketing and investor acquisition firm with wide experience in conducting successful crowdlending campaigns. Forward Progress will work with SIMA and GLP to develop and conduct SowGood’s crowdlending campaigns for the loans to GLP. SIMA reserves the right to change digital marketing partners.

b.SIMA has engaged Kunzler Bean & Adamson LLP, based in Salt Lake City, a law firm with extensive experience in crowdlending, to assist SIMA in obtaining legal and regulatory approvals for the SowGood loans.

4.GLP is a recognized and innovative global leader in the off-grid solar industry, with over 15 million homes provided with electricity in over 40 countries, and has over 2000 employees. GLP’s investors, funders and stakeholders include well-known and highly regarded institutional impact investors, and the presence of these institutional investors will give comfort to individual crowdlenders considering a crowdlending loan to GLP. GLP continues to grow in new markets and the crowdlending loans will help to finance this growth. In addition, customer stories and profiles of employees will serve to familiarize crowdlenders with GLP’s business model and how it impacts customers. Accordingly, GLP’s profile is expected to align well with the interests of US crowdlenders, especially in terms of innovation, strong business performance, demonstrable social and environmental impact at the employee and customer level, etc. Along with excellent business performance, impacts such as increased employment, reduced CO2 emmissions, access to clean energy are compelling and align with UN Sustainable Development Goals (SDGs) 7, 8 and 13, and other initaitives, etc.

5.SIMA is currently in discussions with USAID for funding to provide credit enhancement to crowdlenders on the SowGood platform. Should this funding become available, SIMA will use its best efforts to enhance the GLP Loan with this protection, and thus increase the Loan’s attractiveness to US crowdlenders.

Strictly Private and Confidential	2

6.GLP is interested to work with SIMA to help develop the US crowdlending market, and agrees to work with SIMA to structure a $2 million, 2- year (24 months), unsecured, 8% loan to GLP utilizing the Sow Good Investments crowdlending platform.

B.Loan Contours

1.Principal Amount:$2 million

2.Interest Rate in USD:8% p.a

3.Tenor:2 years (24 months)

4.Rank:Unsecured senior loan

5.Documents:Loan Agreement. SIMA shall use its best efforts to use as a template loan documentation which GLP already has in place.

6.Utilization of Proceeds:Working capital

7.Interest Payments:Bi-Annual

8.Principal Repayment:Bullet

9.Legal Costs:SIMA and GLP shall each bear their own legal costs and expenses

10.ESG Compliance:Compliance with relevant Environmental, Social and Governance requirements as may be required by USAID and/or applicable law.

11.Impact:The Borrower to report [biannually] on progress towards mutually agreed social and environmental goals.

12.Timeline:

a.It is expected that completing the crowdlending campaign(s) and obtaining regulatory approvals may take several months.

13.Conditions Precedent:

a.Regulatory Approval: SIMA will use best efforts to obtain receipt of regulatory approval for the Loan(s)

b.Due Diligence: satisfactory completion of further due diligence of the Borrower.

14.Confidentiality and Publicity:

a.SIMA and GLP agree to obtain each other’s mutual consent for any press releases or publicity, marketing or crowdlending material, including that which might contain non-public information.

b.The terms herein, as well as the fact that the proposed Loan is being negotiated, are confidential and may not be disclosed to any third parties (other than affiliates) except as mutually agreed in advance.

15.Jurisdiction:The proposed transaction is proposed to be governed by the laws of the State of New York, USA

The parties agree this MOU merely constitutes a statement of the parties’ present mutual intentions with respect to a proposed loan and credit facility, and that no binding obligations will be created unless and until completion of Conditions Precedent, the proposed transaction has been approved for regulatory and compliance purposes and definitive documentation is executed and delivered by the parties.

Date:November 20, 2023

Social Investment Managers and Advisors, LLC

By:
Name:	Michael Rauenhorst
Title:	Managing Partner

Green Light Planet, Inc / Sun King
By:
Name:	Krishna Swaroop
Title:	Global Chief Financial Officer

Strictly Private and Confidential	2